Rick R. Holley President and Chief Executive Officer Plum Creek Timber Company, Inc. 999 Third Avenue, Suite 4300 Seattle, Washington 98104-4096

January 7, 2008

Ms. Jennifer Gowetski, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Plum Creek Timber Company, Inc. Definitive 14A

Dear Ms. Gowetski:

This letter is submitted on behalf of Plum Creek Timber Company, Inc. (“Plum Creek”) in response to your letter dated November 30, 2007 (the “Comment Letter”) concerning Plum Creek’s disclosures in its 2007 definitive proxy statement. Plum Creek’s responses to the Comment Letter are hereby submitted below.

1.

We note your response to comment no. 2 that Towers Perrin provides the compensation committee with data points representing the median mark (or 50th percentile) of each subset of companies and that Plum Creek does not intend to identify the more than 140 companies in the S&P 500 reporting revenues between $1 billion and $5 billion in its future disclosures. Please note that we continue to believe that, if you are benchmarking to all of the more than 140 companies in the S&P 500 reporting revenues between $1 billion and $5 billion, you must identify all of the companies in your future filings. Please advise or revise.

We continue to believe that including in the company’s proxy materials a list of the names of each company making up the disclosed subset of the S&P 500 Index is not necessary or helpful to investors’ understanding of the material features of Plum Creek’s executive compensation program. For 2006, there were over 140 companies in the index subset, and for 2007 there are 162. Including such a lengthy list in the company’s proxy materials is, in our view, simply inconsistent with the Securities and Exchange Commission Staff’s guidance to emphasize material information, de-emphasize less important information and make the Compensation Discussion and Analysis concise and clear. Moreover, it would add several thousand dollars to the cost of printing the proxy materials for no added benefit to the company’s investors. Therefore, Plum Creek hereby requests that the Staff reconsider its position on this point and not require the company to include a list of the names of each and every company making up the referenced subset of the S&P 500 Index.

2.

We note your response to comment no. 3 that the Compensation Committee maintains sole discretion to adjust AIP award, if any, based upon the Committee’s evaluation of individual management performance against pre-established goals and the company’s achievement of strategic objectives. We continue to believe that you should disclose in your future filings the individual performance targets and strategic objectives as well as include a brief discussion describing the Committee’s discretion. If you believe that such targets should be omitted, please provide on a supplemental basis a detailed analysis of why such targets should be omitted, including a description of each target to be excluded and, if applicable, your explanation of why you believe that disclosure is not required because it would result in competitive harm such that the target could be excluded under Instruction 4 to Item 402(b).

Plum Creek hereby undertakes in future disclosures to revise the discussion of its Annual Incentive Plan (“AIP”) to state that (i) threshold, target and maximum AIP bonus opportunities are determined based upon actual FFO for the year compared to an FFO target and (ii) the Compensation Committee maintains sole discretion to adjust the AIP award, upward or downward, based upon the Committee’s evaluation of such items as individual performance and the company’s achievement of strategic objectives.

Plum Creek further undertakes to include in future disclosures a discussion regarding how the Compensation Committee considered any individual performance goals, strategic objectives or other performance targets or criteria in exercising its discretion to make material adjustments to the named executive officers’ AIP performance based bonus awards. Where such adjustments are not material in the company’s judgment, we do not intend to include such disclosure. However, any amounts representing an upward adjustment to the performance based bonus, whether or not material, will be disclosed under the “Bonus” column to the Summary Compensation Table. The company believes this approach is consistent with the Staff’s guidance in Staff Observations in the Review of Executive Compensation Disclosure and in Compliance and Disclosure Interpretations – Item 402 of Regulation S-K – Executive Compensation – Questions and Answers of General Applicability.

Plum Creek did not include a discussion of individual performance goals or strategic objectives in its 2007 proxy materials because, in the company’s judgment, none of the Compensation Committee’s adjustments to the AIP bonus for 2006 for a named executive officer was material. For 2006, the Committee adjusted Mr. Lindquist’s performance based bonus of $365,824 with a $14,176 increase, and also adjusted Mr. Kilberg’s performance based bonus of $243,833 with an increase of $26,167. There were no other adjustments made to any named executive officer performance based bonus.

If you have any questions regarding this matter, please contact Jose Quintana at (206) 467-3694.

Sincerely,

/s/ Rick R. Holley

Rick R. Holley

President and Chief Executive Officer

Plum Creek Timber Company, Inc.

2